Exhibit No. (a)(12)

AMSTERDAM, SEPTEMBER 29, 1998



                   PHILIPS CLOSES TENDER OFFER FOR ATL SHARES
                          OVER 90% ATL SHARES RECEIVED

Royal Philips Electronics of the Netherlands (AEX:PHI, NYSE:PHG) and ATL Ultrasound (NASDAQ:ATLI) of the United States announced today that Philips has closed its tender offer for ATL shares by accepting the tender of approximately 14 million shares, or 94% of all outstanding ATL shares. Under the terms of the merger agreement announced by both companies on July 29, 1998, ATL will become part of Philips and an affiliate of Philips Medical Systems. The transaction is valued at approximately $800 million, or $50.50 per ATL share.

Philips Acquisition, Inc., a wholly owned subsidiary of Philips, accepted for payment all ATL shares validly tendered and not withdrawn prior to the expiration of the offer, including approximately 357,300 shares tendered pursuant to notices of guaranteed delivery. The tender offer expired at midnight EDT on Monday, September 28, 1998. Philips will complete its acquisition of ATL by means of a merger of ATL with Philips Acquisition, Inc., in which the remaining ATL shares will be converted into the right to receive $50.50 per share in cash. The merger is expected to be completed by Friday, October 2, 1998.

"We welcome ATL as our worldwide headquarters for Philips' ultrasound business," said Hans (J.M.) Barella, Chairman and CEO of Philips Medical Systems. "We can now offer our customers a complete range of state-of-the-art imaging modalities and services. ATL is the undisputed technology and market leader in all-digital ultrasound and holds a commanding share of the worldwide installed base of all-digital systems. We acquired ATL for its excellence and success and we are committed to ATL retaining its well-established identity within the Philips organization. ATL will continue to be fully responsible for its business and its products."

"This begins a new era for ATL," said Dennis C. Fill, ATL Chairman and CEO. "The dedication and talent of ATL employees has increased this company's annual revenues from approximately

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                                                             Exhibit No. (a)(12)

$150 million to $450 million during its 12 year history as a public company. Our success has come from challenging and expanding the diagnostic realm of medical ultrasound. With the Philips merger, we join with a global leader in diagnostic imaging and gain additional resources from which to further our goals and better serve customers."

FOR FURTHER INFORMATION, PLEASE CONTACT:
Jeremy Cohen, Philips Media Relations, tel. +31 20 5977213
Anne Bugge, ATL Corporate and Investor Relations, tel. 1 (425) 487-7081

ATL began as a marine electronics company in 1967. Through a technology transfer from the University of Washington, ATL introduced its first medical ultrasound system in 1975. ATL became the first company to introduce all-digital medical ultrasound system in 1987. Since that time, ATL has maintained an important competitive lead in digital broadband ultrasound technology and is now in its fifth generation of all-digital technology. The company's technology leadership has led to its selection by NASA for the International Space Station and the first and only U.S. FDA approval for the use of ultrasound in the differentiation of benign from malignant breast tumors, thereby reducing the need to perform biopsy.

ATL, with headquarters near Seattle, Washington USA, is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems. With approximately 50% of revenues coming from international markets, the company serves customers in over 100 countries through 15 subsidiaries and an extensive distributor network. Press releases and other corporate information are available on ATL's Web site at http://www.atl.com. Press releases are also available on PR Newswire's Company News-On-Call at http://www.prnewswire.com.

Philips Medical Systems is a leading supplier of diagnostic leading imaging systems and related services worldwide, employing 9,000 people in more than 100 countries. Philips' products are backed by a worldwide network of research and development and sales and service organizations. Philips Medical Systems is part of Royal Philips Electronics of the Netherlands.

Royal Philips Electronics of the Netherlands is one of the world's biggest electronic companies, with sales of over US $ 39 billion in 1997. It is a global leader in color television sets, lighting, home telephony products, electric shavers and recorded music (PolyGram). Its 255,000 employees in more than 60 countries are active in the areas of


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                                                             Exhibit No. (a)(12)

lighting, consumer products, components, semiconductors and professional. Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.